InfraStruX Group, LLC
c/o Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
July 9, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Pamela Long, Assistant Director Andy Schoeffler, Senior Staff Attorney Jessica Kane, Staff Attorney

Re:	InfrastruX Group, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-161234)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), InfrastruX Group, LLC (the “Registrant”), as successor to InfrastruX Group, Inc. (“InfrastruX”) pursuant to the transaction described below, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-161234), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 10, 2009.
The Registrant is withdrawing the Registration Statement because, on July 1, 2010, pursuant to an Agreement and Plan of Merger, dated March 11, 2010, as amended, between InfrastruX, Willbros Group, Inc. (“Willbros”), Co Merger Sub I, Inc., a wholly owned subsidiary of Willbros (“Merger Sub I”), and the Registrant (f/k/a Ho Merger Sub II, LLC), a wholly owned subsidiary of Willbros, (i) Merger Sub I merged with and into InfrastruX, with InfrastruX as the surviving corporation (“Merger I”), and (ii) immediately following Merger I, InfrastruX merged with and into the Registrant, with the Registrant as the surviving entity and a wholly owned subsidiary of Willbros.
The Registration Statement has not been declared effective, and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, Facsimile Number: (713) 403-8074; to Michael T. Lennon, formerly President and Chief Executive Officer of InfrastruX Group, Inc., at 600 University Street, Suite 600, Seattle, Washington 98101, Facsimile Number: (412) 787-1516; to InfrastruX Group, Inc.’s special counsel, Latham & Watkins LLP, Attention: Mark A. Stegemoeller, Esq., 355 South Grand Avenue, Los Angeles, California 90071, Facsimile Number: (213) 891-8763; and to Willbros Group, Inc.’s special counsel, Conner & Winters, LLP, Attention: Robert Curry Esq., 4000 One Williams Center, Tulsa, Oklahoma 74172, Facsimile Number: (918) 586-8625.

Sincerely, InfrastruX Group, LLC
By:	/s/ Peter M. Brink
Peter M. Brink
Vice President